UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Annual Ordinary Shareholders’ Meeting Results

On July 6, 2018, AC Immune SA (“AC Immune”) held its annual Ordinary Shareholders’ Meeting. The presentation that was given at the Ordinary Shareholders’ Meeting is attached hereto as Exhibit 99.1 and the press release relating to the results of the Ordinary Shareholders’ Meeting is attached hereto as Exhibit 99.2. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Approval of the Annual Report, Annual Statutory Financial Statements and Financial Statements under IFRS of AC Immune SA for the year 2017

AC Immune shareholders approved the Annual Report, the Annual Statutory Financial Statements and the Financial Statements under IFRS of AC Immune SA for the year 2017, and took note of the Reports of the Auditors.

Agenda Item 2: Appropriation of Loss

AC Immune shareholders approved the addition of the net loss for the year 2017 in the amount of KCHF 25,868 to the loss brought forward of KCHF 32,558, resulting in a reduced new balance of loss brought forward of KCHF 58,426.

Agenda Item 3: Discharge of the Members of the Board of Directors and the Executive Committee

AC Immune shareholders approved the discharge the Board and the Executive Committee of their liabilities for their activities in the financial year 2017.

Agenda Item 4: Compensation for the Members of the Board of Directors and the Executive Committee

AC Immune shareholders approved:

A.	The total maximum amount of non-performance-related compensation for the members of the Board of Directors covering the period from 1 July 2018 to 30 June 2019, i.e., CHF 547,000 (cash base compensation plus social security costs);

B.	The maximum grant of equity or equity linked instruments for the members of the Board of Directors from 1 July 2018 to 30 June 2019 with maximum value of CHF 515,000 (equity or equity linked instruments value plus social security costs);

C.	The total maximum amount of non-performance-related cash compensation for the members of the Executive Committee from 1 July 2018 to 30 June 2019, i.e., CHF 1,807,000 (cash base compensation plus social security costs);

D.	The total maximum amount of variable compensation for the members of the Executive Committee for the current year 2018, i.e., CHF 799,000 (cash compensation plus social security costs); and

E.	The maximum grant of equity or equity linked instruments for the members of the Executive Committee from 1 July 2018 to 30 June 2019 with maximum value of CHF 2,527,000 (equity or equity linked instruments value plus social security costs).

Agenda Item 5: Election of the Members of the Board

AC Immune shareholders approved the re-election of Martin Velasco as member and as Chairman of the Board, Peter Bollmann, Friedrich von Bohlen, Andrea Pfeifer, Detlev Riesner (including granting an exception to the age limit of 75 years foreseen in the Articles of Association), Thomas Graney and Douglas E. Williams, as well as the election of Werner Lanthaler as members of the Board of Directors, each until the end of the next Ordinary General Meeting.

Agenda Item 6: Election to the Compensation, Nomination & Corporate Governance Committee

AC Immune shareholders approved the re-election of Martin Velasco, Tom Graney and Douglas E. Williams as members of the Compensation, Nomination & Corporate Governance Committee, each until the end of the next Ordinary General Meeting.

Agenda Item 7: Re-Election of the independent proxy

AC Immune shareholders approved the re-election of Bugnion Ballansat Ehrler, represented by Gérald Virieux, as AC Immune’s independent proxy until the end of the next Ordinary General Meeting.

Agenda Item 8: Election of the Auditors

AC Immune shareholders approved the election of PricewaterhouseCoopers SA, in Pully, for a term of office of one year.

Agenda Item 9: Extension of Authorization for Share Capital Increase

AC Immune shareholders approved the extension by three months of the authorization to increase the share capital of AC Immune, which initial authorization was granted to the Board of Directors at AC Immune’s Extraordinary Shareholders’ Meeting held on 27 April 2018. This extension will replace the previous authorization resolution granted at the Extraordinary Shareholders' Meeting of 27 April 2018 and will become effective upon expiration of the three-month period to implement the initial resolution regarding the previous authorization if and to the extent such initial resolution has not been implemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Joerg Hornstein
	Name:	Joerg Hornstein
	Title:	Chief Financial Officer

Date: July 6, 2018

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Ordinary Shareholders’ Meeting presentation
99.2	Press Release dated July 6, 2018